

Darin Smith
Lead Director and
Associate General Counsel
(tele no.) (319) 573-2676

1290 Avenue of the Americas
New York, NY 10104

October 20, 2015

Elisabeth Bentzinger, Esq.
United States Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Mail Stop 8629
Washington, DC 20549-8629

RE: AXA Equitable Life Insurance Company
        Correspondence filing related to Post-Effective Amendments to the Registration Statements on Form N-4
        File Nos. 333-05593, 333-64749, 333-31131 and 333-60730

Dear Ms. Bentzinger:

This letter responds to the two additional supplemental oral comments you have outstanding with respect to the above referenced filings for Separate Account No. 49 of AXA Equitable Life Insurance Company (the "Company"). For your convenience, I have restated those comments below, and followed each comment with the Company's supplemental response.

General Comments:

1. Please explain supplementally how it is consistent with rule 22c-1 to delay pricing the buyout offer and any withdrawal, transfer or exchange made in connection with the buyout by one business day if the request is received in good order on a contract anniversary or on a business day when another financial transaction is occurring.

Response: The Company offers the following supplemental response to its prior response to the same comment included in the Company's response letter dated October 8, 2015.

As noted in the Company's prior response, the Company's buyout offer, according to its terms, may not be accepted on a non-business day, on a contract anniversary or on a business day when another financial transaction is occurring. The Company will disclose that if a Contract owner submits his or her acceptance on a day that is a non-business day, on a contract anniversary or on a business day when another financial transaction occurs, the processing of such an acceptance will be delayed until the next business day that is neither a contract anniversary nor a business day on which a financial transaction occurs.

The Company respectfully submits that it alone is empowered to define the terms of the buyout offer. Indeed, in responding to a request for no-action relief from the Investment Company Institute ("ICI"), the Staff concurred that a similar type of offer (an exchange offer) may be made on a specified delayed basis. See Inv. Co. Inst., SEC No-Action Letter (Nov. 13, 2002). Specifically, in requesting the above-referenced relief, the ICI argued:

> Most fund groups provide shareholders the ability to exchange shares of one fund for shares of another fund. These exchange privileges are provided as a benefit to shareholders and are not required by the Investment Company Act. Therefore, in providing an exchange privilege, funds are able to define the terms of that privilege . . . .

The ICI went on in its request for no-action relief to state:

> For example, funds may confer exchange privileges only with respect to shares that have been held for a specified period of time, and/or restrict the number of permitted exchanges, and/or reserve the right to suspend exchange

privileges for identified market timers. Similarly, funds should be able to delay the execution of exchange transactions.

In granting the requested no-action relief, the Staff stated:

> We agree that a fund may, consistent with Section 11(a), make an exchange offer on a specified delayed basis, so long as the offer is fully and clearly disclosed in the fund's prospectus. Thus, for example, we believe that a fund could make an offer to exchange its shares for the shares of another fund on a specified delayed basis pursuant to which all exchange orders received before the fund calculates its net asset value on any business day would be executed at the relative net asset values of the funds calculated on the next business day. If these funds calculate their net asset values as of 4:00 p.m., any exchange order received before 4:00 p.m. on Monday would be executed at the relative net asset values of the funds calculated on Tuesday.

The staff went on to agree that such processing is consistent with the "forward- pricing rules" of the 1940 Act.

We respectfully submit that the Company's term regarding the delay of processing under certain specified conditions is wholly consistent with the relief granted to the ICI. A buyout offer is similar to an exchange offer, as it is provided solely at the offeror's discretion, is a benefit to shareholders / contract owners, and is not required by the 1940 Act. Accordingly, the Company should be free to define the terms of its buyout offer, so long as such terms are clearly disclosed the in the prospectus.

2.   Please explain supplementally how pricing a redemption request on the next day is consistent with rule 22c-1.

<u>Response</u>: The Company offers the following supplemental response to its prior response to the same comment included the Company's response letter dated October 8, 2015.

The Company will not process an acceptance of the buyout offer and a redemption request on the same business day. Among other reasons, a contract owner who is accepting the full buyout offer would be disadvantaged by taking a withdrawal on the same day that the buyout offer is processed, as the withdrawal proceeds would be subject to any applicable withdrawal charges. Starting on the business day following the processing of a full buyout, however, and for a period of time thereafter, the Company will waive any withdrawal charges related to any redemption request. Accordingly, as a condition of accepting the buyout offer, the Contract owner agrees that any concurrent redemption request will not be processed on the same day. This condition is clearly disclosed in the prospectus. In effect, by accepting the buyout offer, the Contract owner is instructing us to delay processing of the redemption request until the next business day. Of course, when we process the redemption request on the next business day, we will do so based on the unit values next calculated.

The Company respectfully submits that the Staff, through no-action relief, has permitted contract owners to submit transaction requests to be processed on future dates. In no-action relief granted to the Aetna Variable Annuity Life Insurance Company ("Aetna"), the Staff concluded that it would not recommend enforcement against Aetna if Aetna honored requests for redemptions on specified future dates in reliance upon an opinion of counsel that such a practice does not violate Rule 22c-1, provided that the contract owner retains the ability to rescind the request up until such future date. See Aetna Variable Annuity Life Ins. Co., SEC No-Action Letter (May 23, 1979). The Company further notes that there are other instances in which delayed transactions have been permitted by the Staff (e.g., monthly rebalancing, which necessitates a standing future redemption and purchase order.)

The Company is similarly seeking to process redemption requests on a specified future date, and the Company will always permit Contract owners to rescind redemption requests prior to the processing date. Based on the forgoing, the Company believes that its processing of a redemption request as instructed by a Contract owner pursuant to his or her acceptance of the buyout offer is consistent with the requirements of Rule 22c-1.

If you have any questions regarding these supplemental responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with these filings.

Best regards,

/s/ Darin Smith
Darin Smith

cc: Dodie Kent, Esq.